SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	▪ Naspers Limited: results of the Welkom Yizani Investments Limited public offer, dated November 27, 2006	









NASPERS

Naspers Limited

(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
("Naspers" or "the company")

RESULTS OF THE WELKOM YIZANI INVESTMENTS LIMITED ("WELKOM YIZANI") PUBLIC OFFER

1. INTRODUCTION

In furtherance of its empowerment objectives, Naspers recently implemented a Broad-Based Black Economic Empowerment ("BEE") ownership initiative in relation to Media24 Limited ("Media24"). This initiative was called Welkom Yizani. It will result in the acquisition by qualifying Black Persons and Black Groups ("General Black Public" or "Black Participants") of ordinary shares in the issued share capital of Welkom Yizani Investments Limited ("Welkom Yizani"), which in turn will hold ordinary shares in the issued share capital of Media24 Holdings (Proprietary) Limited ("Media24 Holdings"), the holding company of Media24. Shareholders are referred to the Naspers announcement published on 27 September 2006 in this regard.

2. RESULTS OF THE WELKOM YIZANI PUBLIC OFFER AND ALLOCATION OF SHARES

Approximately 108 000 applications were received for the 14 600 000 Welkom Yizani ordinary shares offered to the public ("the public offer"), pursuant to the public offer that closed on 3 November 2006 ("the closing date"). The details are as follows:

- Number of Welkom Yizani ordinary shares applied for: 42 193 885
- Rand amount of R421 938 850.

The offer was almost three times subscribed. The processing of applications is currently under way and should be finalised soon. In keeping with our broad-based objectives and subject to all applications having been verified, it has been resolved that all Black Person and Black Group applicants that applied for Welkom Yizani ordinary shares up to a value of R4 300, will be allocated the full number of Welkom Yizani ordinary shares they applied for (430). Applicants who applied for more than 430 Welkom Yizani ordinary shares, will receive at least 430 Welkom Yizani ordinary shares. This allocation will result in approximately 85% of all applicants receiving the full parcel of shares they applied for.

The process to refund excess application monies will begin in mid - December 2006.

Cape Town
27 November 2006

Investment bank and sponsors to Naspers	Joint attorneys and tax advisers to Naspers	Joint attorneys to Naspers
Investec Corporate Finance Investec Bank Limited (Registration number 1969/004763/06)	Webber Wentzel Bowens	JAN S. DE VILLIERS ATTORNEYS

INCE
iProxy
www.ince.co.za/investorportal

Cape Town, South Africa, 27th November 2006 - Naspers Limited (JSE: NPN, NASDAQ: NPSN), today announced the results of black economic empowerment schemes at Media24 and MultiChoice South Africa.

Naspers chairman, Ton Vosloo, announced today that the public offer to black economic empowerment individuals and groups to invest in Media24 and MultiChoice South Africa (MCSA) had been overwhelmingly successful.

Hein Brand, Media24's chief executive said: "In respect of the Media24 scheme, some 107 000 individuals and 1 450 groups applied for shares in Welkom Yizani, the empowerment company that will hold the stake in Media24. This resulted in the offer being three times subscribed".

Brand indicated that the agreed basis of allocation was that all applicants be awarded shares worth up to a value of R4 300. This would ensure that 85% of all individuals and groups, who applied, receive all the shares they asked for.

As regards MCSA, approximately 119 000 individuals and 1 800 groups applied for shares, also resulting in the offer being almost three times subscribed.

Nolo Letele, chief executive of MCSA, said: "The current indication is that applicants who applied for shares up to R50 000 in value would receive a full allocation. This would satisfy 98% of all individuals and groups who applied".

Vosloo added: "At the outset of both schemes, we defined our aim as to achieve a broad base of shareholders. We aimed at teachers and plumbers and civil servants. Hopefully, with such a basis of allocation, we will achieve this aim in the fairest possible manner".

Koos Bekker, CEO of Naspers, commented: "Not in our wildest dreams did we believe that both schemes would attract in excess of 100 000 individuals as investors. This is an indication of the desire on the part of ordinary people to participate in the formal economy".

Bekker added: "We had originally indicated that Naspers was following a phased approach to empowerment. The next phase was dependent on the successful conclusion of the Naspers and Johncom transaction, at which time we would inject the entire M-Net/SuperSport stake into MCSA. The idea was to ensure that M-Net and SuperSport are also properly empowered.

"Now that the M-Net/SuperSport agreement has been signed, and in view of the enormous success of our BEE schemes, the Naspers board has approved a further offering of up to 7,5% in MCSA. The intention is to apply similar financial terms as the existing Phuthuma Nathi scheme in MCSA. We hope to finalise this scheme in the first quarter of 2007".

Bekker added that: "This second offer would only be made to those black individuals and groupings who had applied for the first Welkom Yizani and Phuthuma Nathi offers in the first round, and who did not receive the full amounts of their application. No allocations are guaranteed – but we will take into account existing business relationships".

All Welkom Yizani and Phuthuma Nathi participants who were not fully allocated the shares they applied for should receive their refunds by mid-December.

Contact details:

Nolo Letele: +27 (0) 11 289 4011

Hein Brand: +27 (0) 21 406 2838

Steve Pacak: +27 (0) 21 406 3585

Important Legal Information:

This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). We are not under any obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

Investors will be able to obtain any documents filed with the SEC from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090, Fax: (202) 628-9001. E-mail: publicinfo@sec.gov. Documents filed with or furnished to the SEC by Naspers (other than certain exhibits) are also available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa, Telephone No: +27 21 406 2121.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASPERS LIMITED

Date: November 27, 2006 by

Name: Stephan J. Z. Pacak
Title: Director